Exhibit 99.1

June 7, 2016

Press release

Turquoise Hill provides update on progress toward underground construction

VANCOUVER, CANADA – Turquoise Hill Resources today provided an update on progress toward the start of underground construction, including project finance drawdown and the signing of an engineering, procurement and construction management (EPCM) contract.

Project finance drawdown

Oyu Tolgoi has drawn down approximately $4.0 billion of the project finance facility that was signed in December 2015 and provided by a syndicate of international financial institutions, export credit agencies representing the governments of Canada, the United States, and Australia as well as 15 commercial banks. Steps are being taken to finalize the drawdown of the additional $0.4 billion and are expected to be largely complete in the coming weeks. As part of the project finance facility, a debt cap of $6.0 billion for Oyu Tolgoi was agreed, which provides the possibility for an additional $1.6 billion of supplemental debt in the future.

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt. For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends.

Net funding received to date has been used by Oyu Tolgoi to pay down shareholder loans payable to Turquoise Hill. Net funding will be available for drawdown by Oyu Tolgoi as required for the development of the underground mine. The shareholder loans bear interest at an effective annual rate of LIBOR plus 6.5%.

EPCM contract signing

Oyu Tolgoi LLC has signed a contract with Jacobs Engineering Group (Jacobs) to provide EPCM services for underground development, which paves the way for construction to begin. Jacobs will be responsible for the materials handling systems for the underground mine and associated surface and underground infrastructure. The project is expected to be delivered over a five to seven-year period.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email:  tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015.

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